UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PDD Holdings Inc.

(Name of Subject Company (Issuer))

PDD Holdings Inc.

(Name of Filing Person (Issuer))

0.00% Convertible Senior Notes due 2025

(Title of Class of Securities)

722304AC6

(CUSIP Number of Class of Securities)

Jun Liu

First Floor, 25 St Stephen’s Green

Dublin 2, D02 XF99

Ireland

Tel: +353-1-5397938

with copy to:

Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Supplemental Indenture dated as of November 20, 2020 (the “Supplemental Indenture”), by and between PDD Holdings Inc. (f/k/a Pinduoduo Inc.) (the “Company”) and Deutsche Bank Trust Company Americas, as trustee and paying agent (the “Trustee” and the “Paying Agent”), supplementing the Indenture dated as of November 20, 2020 (the “Base Indenture” and, together with the Supplemental Indenture, the “Indenture”) between the Company and Deutsche Bank Trust Company Americas, for the Company’s 0.00% Convertible Senior Notes due 2025 (the “Notes”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder of the Notes (each, a “Holder” and collectively the “Holders”) to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Put Right Notice to the Holders dated October 26, 2023 (the “Put Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Right”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Right. The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing four Class A ordinary share, par value US$0.000005 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at First Floor, 25 St Stephen’s Green, Dublin 2, D02 XF99, Ireland, and the telephone number at this address is +353-1-5397938. The Company’s registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Right is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Right is not subject to any financing conditions, (iii) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR, and (iv) the Put Right applies to all outstanding Notes. The financial condition and results of operations of the Company, its subsidiaries and consolidated affiliate entities are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a)	Exhibits.

(a)(1)*	Put Right Notice to Holders of 0.00% Convertible Senior Notes due 2025 issued by the Company, dated as of October 26, 2023.

(b)	Not applicable.

(d)(1)	Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).

(d)(2)	Supplemental Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).

(g)	Not applicable.

(h)	Not applicable.

(b)	Filing Fee Exhibit.

107*	Filing Fee Table.

*     Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Put Right Notice to Holders of 0.00% Convertible Senior Notes due 2025 issued by the Company, dated as of October 26, 2023.
(d)(1)	Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).
(d)(2)	Supplemental Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).
107*	Filing Fee Table

*     Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDD Holdings Inc.

By:	/s/ Jun Liu
Name:	Jun Liu
Title:	Vice President of Finance

Dated: October 26, 2023

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